

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2015

Via E-mail
Michael D. Cohen, Esq.
Senior Vice President, Corporate Development,
General Counsel and Corporate Secretary
Caesars Acquisition Company
One Caesars Palace Drive
Las Vegas, Nevada 89109

> **Re:** **Caesars Growth Properties Holdings, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 18, 2015**
> **File No. 333-203106**

Dear Mr. Cohen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure in response to comment 1 of our letter dated April 24, 2015 and we reissue in part our prior comment. Please briefly describe the litigation in your summary.

Note 13 – Litigation, Contractual Commitments and Contingent Liabilities

CEOC Bondholder Litigation, page F-29

2.   We note in your response to prior comment 5 that you are unable to estimate a range of reasonably possible losses. However, the disclosure included on pages F-31, and F-70 indicates that you cannot provide *assurance of* the range of potential losses. Please revise your disclosure in future filings to clearly indicate that you cannot estimate a range of reasonably possible losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Monica K. Thurmond, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP